                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K

   [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
       OF 1934

                  For the fiscal year ended: December 31, 2000

                                       OR

   [_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
       ACT OF 1934

             For the transition period from __________ to __________

                         Commission file number 1-12139

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

           Sealed Air Corporation Thrift and Tax-Deferred Savings Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             Sealed Air Corporation
                                  Park 80 East
                           Saddle Brook, NJ 07663-5291

                              REQUIRED INFORMATION

Financial Statements:

4. In lieu of requirements of Items 1-3, audited financial statements and schedules prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 for the plan's fiscal year ended December 31, 2000 are presented herein.

Exhibits:

23.   Consent of KPMG LLP, independent auditors

                        SEALED AIR CORPORATION THRIFT AND
                            TAX-DEFERRED SAVINGS PLAN

                              Financial Statements

                           December 31, 2000 and 1999

                   (With Independent Auditors' Report Thereon)

                        SEALED AIR CORPORATION THRIFT AND
                            TAX-DEFERRED SAVINGS PLAN

                                      INDEX

                                                                             PAGE
Independent Auditors' Report                                                   1

Statements of Net Assets Available for Benefits - December 31, 2000 and 1999   3

Statements of Changes in Net Assets Available for Benefits - Years ended
    December 31, 2000 and 1999                                                 4

Notes to Financial Statements                                                  5

                          INDEPENDENT AUDITORS' REPORT



The Retirement Committee
Sealed Air Corporation Thrift and
   Tax-Deferred Savings Plan:


We have audited the accompanying statements of net assets available for benefits of the Sealed Air Corporation Thrift and Tax-Deferred Savings Plan as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

Except as explained in the following paragraph, we conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As permitted by 29 CFR 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, investment assets held by Bankers Trust Company (who acted as trustee for the period from January 1, 1999 to January 31, 1999) and Fidelity Management Trust Company (who acted as trustee for the period from February 1, 1999 to December 31, 1999), the trustees of the Plan, and transactions in those assets were excluded from the scope of our audit of the Plan's 1999 financial statements, except for comparing the information provided by the trustees, which is summarized in note 1, with the related information included in the financial statements.

Because of the significance of the information that we did not audit, we are unable to, and do not, express an opinion on the Plan's financial statements as of December 31, 1999. The form and content of the information included in the 1999 financial statements, other than that derived from the information certified by the trustees, have been audited by us and, in our opinion, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

In our opinion, the financial statements, referred to above of the Sealed Air Corporation Thrift and Tax-Deferred Savings Plan as of December 31, 2000 and for the year then ended, present fairly, in all material respects, the net assets available for benefits of the Sealed Air Corporation Thrift and Tax-Deferred Savings Plan as of December 31, 2000, and changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.


/s/ KPMG LLP

June 21, 2001
Short Hills, New Jersey

                       SEALED AIR CORPORATION THRIFT AND
                            TAX-DEFERRED SAVINGS PLAN

                 Statements of Net Assets Available for Benefits

                           December 31, 2000 and 1999


                                                        2000          1999
                                                     -----------   -----------
Investment in Master Trust, at fair value         $  321,570,705   $343,419,322
                                                     -----------   ------------

Receivables:
   Employer contributions                                591,521        521,867
   Participant contributions                           1,628,994      1,519,766
                                                     -----------   ------------

             Total receivables                         2,220,515      2,041,633
                                                     -----------   ------------

             Net assets available for benefits    $  323,791,220   $345,460,955
                                                     ===========   ============


See accompanying notes to financial statements.

                        SEALED AIR CORPORATION THRIFT AND
                            TAX-DEFERRED SAVINGS PLAN

             Statements of Changes in Net Assets Available for Benefits

                     Years ended December 31, 2000 and 1999

                                                                      2000             1999
                                                                  ------------     ------------
Additions to net assets attributed to:
   Contributions:
     Employer                                                    $   7,148,076     $  6,447,451
     Participants                                                   20,109,904       26,509,157
                                                                  ------------     ------------
               Total contributions                                  27,257,980       32,956,608

   Net investment (loss)/income from the Master Trust              (18,255,763)      29,624,174
   Assets transferred from Sealed Air Corporation
     Thrift Plan for Cryovac Employees                                    --        232,704,429
                                                                  ------------     ------------

               Total net additions                                   9,002,217      295,285,211
                                                                  ------------     ------------

Deductions from net assets attributed to - distributions
   to participants                                                  30,671,952       19,460,453
                                                                  ------------     ------------

               Total net deductions                                 30,671,952       19,460,453
                                                                  ------------     ------------

               Net (decrease)/increase in net assets available
                 for benefits                                      (21,669,735)     275,824,758

Net assets available for benefits:

   Beginning of year                                               345,460,955       69,636,197
                                                                  ------------     ------------

   End of year                                                   $ 323,791,220     $345,460,955
                                                                  ============     ============



See accompanying notes to financial statements.

                        SEALED AIR CORPORATION THRIFT AND
                            TAX-DEFERRED SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999



(1)  DESCRIPTION OF PLAN

     The following description of the Sealed Air Corporation Thrift and Tax-Deferred Savings Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

     GENERAL

     The Plan is a participant-directed, defined contribution plan in which eligible employees, as defined, of Sealed Air Corporation (the Corporation) and certain participating subsidiaries may participate generally after completing six months of continuous employment, as defined. Eligible employees include, all such full-time employees and such part-time employees who work at least 1,000 hours per year, except those who are covered by certain collective bargaining agreements that do not provide for their participation in the Plan, employees working at specific divisions, departments or other business units, which may include acquired operations, to which the Plan has not been extended and certain nonresident aliens. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     Effective February 1, 1999, the Sealed Air Corporation Thrift Plan for Cryovac Employees (the Cryovac Thrift Plan), with net assets totaling approximately $233,000,000, merged into the Plan.

     On April 13, 2000, the Organization and Compensation Committee of the Corporation's Board of Directors delegated to the Retirement Committee the authority to amend the Plan to eliminate the W.R. Grace & Co. common stock fund as an investment option. On November 20, 2000, the Retirement Committee approved the termination of the W.R. Grace & Co. common stock fund effective December 31, 2001 and employees were given until December 31, 2001 to move their money out of this fund and into one of the other funds offered under the Plan. This includes the limited opportunity to transfer all or part of such money directly into the Sealed Air Common Stock Fund, which otherwise does not accept transfers.

     EMPLOYEE CONTRIBUTIONS

     Subject to limitations imposed by law, eligible employees may contribute to the Plan, through voluntary payroll deductions, amounts ranging from 2% to 10% of their compensation, as defined. Subject to certain limitations imposed by law and the terms of the Plan, participants' contributions, except for participants covered by certain collective bargaining agreements, may be made on a before-tax basis by salary reduction pursuant to Section 401(k) of the Internal Revenue Code (the Code), as amended, on an after-tax basis, or using a combination thereof. All employee contributions (and matching contributions) are participant-directed as to investments.

                                                                    (Continued)

                        SEALED AIR CORPORATION THRIFT AND
                            TAX-DEFERRED SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999



     EMPLOYER CONTRIBUTIONS

     The Corporation makes matching cash contributions to the Plan in an amount equal to 50% of each participant's contributions, except for participants covered by certain collective bargaining agreements, to a maximum matching contribution of 3% of each participant's compensation, as defined.

     VESTING PROVISIONS

     All employee contributions and income or loss thereon are fully vested at all times. Matching contributions and income or loss thereon become fully vested upon the employee's attainment of age 60, disability, death, or completion of 24 months of service, as defined, except for former participants of the Sealed Air Corporation Thrift Plan for Cryovac Employees whose prior credited service is used in determining the vested portion of such matching contributions.

     WITHDRAWALS

     Participants may withdraw their employee contributions and vested matching contributions (and related amounts on such contributions) subject to plan limitations and restrictions. Before-tax employee contributions may be withdrawn only in the event of certain financial hardships, as defined, or after reaching age 59-1/2. Matching contributions that have been held by the Plan for less than 24 months may not be withdrawn except for a financial hardship or after age 59-1/2. As provided by law and under circumstances provided for in the Plan, such withdrawals may result in suspension from eligibility to make employee contributions to the Plan for various periods of time.

     BENEFIT PAYMENTS

     Upon termination of employment, as defined, or at certain later times provided for in the Plan, a participant's vested interest in the Plan is distributed in the form of a fixed term annuity contract or one or more cash payments as elected by the participant. Participants with an account balance in an investment fund that invests in securities issued by the Corporation or W.R. Grace & Co. (described later in this note 1) may elect to have that balance paid in the form of securities in which the fund is primarily invested, if the participant is paid by a lump sum. Participants may directly transfer to another eligible retirement plan the amount of any lump-sum distribution that is qualified to be held in such a plan.

     LOANS

     Effective February 1, 1999, the Sealed Air Corporation Thrift Plan for Cryovac Employees merged into the Plan. Prior to February 1, 1999, the Plan's loan provision was not activated. Upon the merger, loans in the aggregate amount of approximately $5,100,000 were transferred into the Plan and the loan provision was activated. The loan provision allows plan participants to borrow up to 50% of their vested account balance. This amount may be reduced if the participant has recently repaid an existing plan loan. Loans under $500 or over $50,000 are not permitted.

                                                                    (Continued)

                        SEALED AIR CORPORATION THRIFT AND
                            TAX-DEFERRED SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999



     The participant loans have a fixed rate of interest, 2% above the prime interest rate at the origination of the loan. Participant loans granted during 2000 carried an interest rate of between 10.5% and 11.5%.

     FORFEITURES

     A participant's non-vested matching contributions are forfeited following termination of employment. The forfeited amounts are used to reduce future employer contributions. Total forfeitures were $43,668 and $33,248 for the years ended December 31, 2000 and 1999, respectively.

     PARTICIPANT ACCOUNTS

     Each participant's account is credited with the participant's contributions, the Corporation's matching contributions and an allocation of earnings and losses on investments held by the Plan.

     The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     TRUST FUNDS

     Effective July 1, 1992, the former Sealed Air Corporation, now a subsidiary of the Corporation named Sealed Air Corporation (US), and Bankers Trust Company (Bankers Trust), as trustee (the Former Trustee), entered into a Master Savings Plan Trust Agreement dated June 30, 1992 (the Bankers Trust Master Trust Agreement). The Sealed Air Corporation Master Trust (Bankers Trust Master Trust) was created for the purpose of investing pooled assets for the Plan and the Profit-Sharing Plan of Sealed Air Corporation (the Profit-Sharing Plan).

     Effective April 1, 1998, the Corporation and Fidelity Management Trust Company, as trustee (the Trustee), entered into a trust agreement created for the purpose of investing the assets of the Cryovac Thrift Plan, a defined contribution plan. Also on that date, the Corporation became the sponsor of the Plan. During the merger of the Cryovac Thrift Plan into the Plan, such trust agreement was amended to include the assets of the Plan and the Profit-Sharing Plan in the form of a master trust (Fidelity Master Trust). Also during the merger, all of the assets within the Bankers Trust Master Trust, with the exception of approximately $36 million of assets held in the Stable Value Government Fund, were transferred to the Fidelity Master Trust. Due to contractual obligations, Bankers Trust remained the fund manager with respect to the assets remaining in the Stable Value Government Fund. New contributions cannot be invested in the Stable Value Government Fund and account balances cannot be transferred into the fund. Bankers Trust provides the Trustee with a daily asset accounting for the funds they continue to manage. The Bankers Trust Master Trust and the Fidelity Master Trust are collectively referred to as "the Master Trust." As of December 31, 2000 and 1999, $38 million and $36 million, respectively, were held by Bankers Trust in the Stable Value Government Fund.

                                                                    (Continued)

                        SEALED AIR CORPORATION THRIFT AND
                            TAX-DEFERRED SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999



     The following is a brief description of the investment choices that were available to participants under the Plan and held in the Fidelity Master Trust. The Fidelity Master Trust is further described in note 6.

         FIDELITY GROWTH & INCOME FUND

         The Fidelity Growth & Income Fund, which is managed by the Trustee, is invested in shares of a pooled investment portfolio in which other trusts participate, the assets of which are primarily invested in common stocks paying current dividends and that show potential for capital appreciation as well as potentially investing in bonds, including lower-quality debt securities as well as stocks that are not currently paying dividends, but offer prospects for future income or capital appreciation. Such investments are made at the discretion of the Trustee.

         FIDELITY SPARTAN U.S. EQUITY INDEX FUND

         The Fidelity Spartan U.S. Equity Index Fund, which is managed by the Trustee, is invested in shares of a pooled investment portfolio in which other trusts participate. Approximately 80% of this fund's assets are in common stocks included in the S&P 500, which broadly represents the performance of common stocks publicly traded in the United States. Such investments are made at the discretion of the Trustee.

         FIDELITY BLUE CHIP GROWTH FUND

         The Fidelity Blue Chip Growth Fund, which is managed by the Trustee, is invested in shares of a pooled investment portfolio in which other trusts participate, the assets of which are primarily invested in common stocks of well-known and established domestic and foreign companies. At least 65% of total assets of this fund are invested in blue chip companies (those with a market capitalization of at least $200 million, if the company's stock is included in the S&P 500 or the Dow Jones Industrial Average, or $1 billion if not included in either index). Such investments are made at the discretion of the Trustee.

         FIDELITY VALUE FUND

         The Fidelity Value Fund, which is managed by the Trustee, is invested in shares of a pooled investment portfolio in which other trusts participate, the assets of which are primarily invested in common stocks of companies that possess valuable fixed assets or that the Trustee believes are undervalued in the marketplace in relation to factors such as the issuing company's assets, earnings, or growth potential. Such investments are made at the discretion of the Trustee.

                                                                    (Continued)

                        SEALED AIR CORPORATION THRIFT AND
                            TAX-DEFERRED SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999



         FIDELITY DIVERSIFIED INTERNATIONAL FUND

         The Fidelity Diversified International Fund, which is managed by the Trustee, is invested in shares of a pooled investment portfolio in which other trusts participate, the assets of which are primarily invested in foreign securities, primarily common stocks. Such investments are made at the discretion of the Trustee.

         UAM FMA SMALL COMPANY FUND

         The UAM FMA Small Company Fund, the investment advisor of which is Fiduciary Management Associates, an affiliate of United Asset Management Corporation, is invested in shares of a pooled investment portfolio in which other trusts participate, the assets of which are primarily invested in common stocks issued by U.S. companies with market capitalizations of $50 million to $1 billion. Such investments are made at the discretion of the fund's investment advisor.

         PIMCO LONG-TERM U.S. GOVERNMENT FUND - ADMINISTRATIVE SHARES

         The PIMCO Long-term U.S. Government Fund - Administrative Shares, which is managed by the Pacific Investment Management Company, is invested in shares of a pooled investment portfolio in which other trusts participate, the assets of which are primarily invested in U.S. Government securities, maintaining a minimum portfolio duration of eight years. The fund seeks total return consistent with preservation of capital and prudent investment management. Such investments are made at the discretion of the fund manager.

         JANUS BALANCED FUND

         The Janus Balanced Fund, which is managed by the Janus Capital Corporation, is invested in shares of a pooled investment portfolio in which other trusts participate, the assets of which are primarily invested in both equity and debt securities. The fund seeks long-term growth of capital, consistent with capital preservation and balanced by current income. Such investments are made at the discretion of the fund manager.

         FIXED INCOME FUND

         The Fixed Income Fund, which is managed by the Trustee, is primarily invested in investment contracts offered by major insurance companies and other approved financial institutions and in certain types of fixed-income securities. A small portion of the fund is invested in a money market fund to provide daily liquidity. The fund seeks to preserve principal investment while earning interest income. Such investments are made at the discretion of the Trustee.

                                                                    (Continued)

                        SEALED AIR CORPORATION THRIFT AND
                            TAX-DEFERRED SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999



     In addition to the above funds, the Plan has three investment funds that primarily hold Sealed Air Corporation common stock, Sealed Air Corporation preferred stock and W.R. Grace & Co. common stock, respectively. These funds allow former participants in the Cryovac Thrift Plan to maintain their prior investments in these securities in the Thrift Plan. New contributions cannot be invested in these funds, except as noted in note 1 to the financial statements, and account balances cannot be transferred into them except as noted under "General" above. Participants may, however, transfer all or a part of their investment in these securities into any of the nine investment funds listed above. See note 6 below.

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF PRESENTATION

     The accompanying financial statements of the Plan have been prepared on an accrual basis of accounting. Purchases and sales of securities are recorded on a trade-date basis. The financial statements present the net assets available for benefits and changes in those net assets. Plan investments are stated at fair value as determined by quoted valuations and market prices reported by the trustees. Dividends are recorded on the ex-dividend date.

     For the 1999 Plan year, the plan administrator has obtained certifications from the Trustee and the Former Trustee that the information with respect to the Plan's investment in the Master Trust and related net investment income is complete and accurate. In addition, the information presented in note 6 with respect to the Master Trust was obtained from the certified trust statements received from the trustees.

     Certain plan asset information as presented in the statements of net assets available for benefits was derived on the basis of an allocation to the Master Trust of the proportionate activity of the individual funds within the Plan.

     USE OF ESTIMATES

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits, disclosures of contingent net assets available for benefits, reported amounts of additions and deductions for the reporting period. Actual results could differ from those estimates.

                                                                    (Continued)

                        SEALED AIR CORPORATION THRIFT AND
                            TAX-DEFERRED SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999



     RISKS AND UNCERTAINTIES

     The assets of the Plan are primarily financial instruments which are monetary in nature. Investments in funds are subject to risk conditions of the individual fund objectives, stock market fluctuations, interest rate changes, economic conditions and world affairs.

     The fair value of financial instruments represents the estimated amounts at which the asset or liability could be exchanged in a current transaction between willing parties, other than in a forced liquidation sale. These estimates are subjective in nature and involve uncertainties and matters of judgment; therefore, they cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

     ACCOUNTING PRONOUNCEMENTS

     In September 1999, the American Institute of Certified Public Accountants issued Statement of Position 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters" (SOP 99-3). SOP 99-3 simplifies the disclosure for certain investments and is effective for plan years ending after December 15, 1999. The Plan adopted SOP 99-3 during the plan year ending December 31, 1999.

     On January 1, 2001, the Plan adopted Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended in June 1999 by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of SFAS No. 133," and in June 2000 by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" (collectively, SFAS No. 133). The adoption of the above statements did not have a significant impact on the financial statements of the Plan.


(3)  FEDERAL INCOME TAXES

     The Plan obtained a determination letter on November 21, 1997, in which the Internal Revenue Service stated that the Plan, subject to adoption of certain proposed amendments by the plan sponsor, was in compliance with the applicable requirements of the Code. Since receiving the determination letter, the Plan has been modified to incorporate the proposed amendments and to make certain other changes. The Corporation believes that the Plan is in compliance with all significant provisions of the Code and other related legislation and that there will be no impact to the Plan's financial statements as a result of noncompliance.

                                                                    (Continued)

                        SEALED AIR CORPORATION THRIFT AND
                            TAX-DEFERRED SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999



(4)  PLAN TERMINATION

     The Plan has no termination date, and the Corporation and the other participating subsidiaries have not expressed an intent to discontinue its contributions or terminate the Plan. The Corporation's Board of Directors, however, may terminate, amend, modify or suspend the Plan at any time it may deem advisable, subject to the provisions of ERISA. In addition, any company affiliated with the Corporation that is a participating subsidiary in the Plan has the right to terminate the Plan at any time with respect to its own employees with the approval of its own Board of Directors and the Board of Directors of the Corporation. On termination of the Plan, all of the amounts credited to participants' accounts become immediately vested. A participating employer's participation in the Plan may be terminated by its own Board of Directors or by the Board of Directors of the Corporation.

(5)  PLAN EXPENSES

     Expenses incurred in connection with the Plan's asset management are deducted against the net investment income from the Master Trust in the accompanying statements of changes in net assets available for benefits.

     All other expenses incurred in the administration of the Plan and Master Trust are paid by the Corporation or its subsidiaries.

(6)  THE MASTER TRUST

     The Master Trust's assets are invested as directed by the participants of the Plan and the Profit-Sharing Plan. The Plan's investment in the Master Trust at December 31, 2000 and 1999 was approximately 70.5% and 67.5%, respectively. The Plan's share of net investment loss/income from the Master Trust was a net loss of $18,255,763 and net income of $29,624,174 for the years ended December 31, 2000 and 1999, respectively.

                                                                    (Continued)

                        SEALED AIR CORPORATION THRIFT AND
                            TAX-DEFERRED SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999



     The following table presents the fair values of investments for the Master Trust at December 31, 2000 and 1999:

                                                    2000           1999
                                                -------------  -------------
           Investments at fair value:
              Pooled investment contracts    $  122,841,313    $131,099,315
              Pooled government
                obligations                       7,379,581       6,191,574
              Pooled common stocks              216,635,090     201,878,929
              Sealed Air Corporation common
                and preferred stock              99,159,630     159,628,716
              W.R. Grace common stock               243,900       1,291,318
              Employee loans outstanding          9,800,764       8,710,719
                                                -------------  -------------
,
                                             $  456,060,278    $508,800,571
                                                =============  =============

     The balance of employee loans outstanding is comprised solely of employee loans taken from the Plan.

     Net (decrease) increase in fair value by Master Trust investments is as follows for the years ended December 31, 2000 and 1999:

                                                    2000           1999
                                                -------------  -------------
           Pooled investment contracts       $   (8,258,002)   $ 97,398,044
           Pooled government obligations          1,188,007      (1,273,430)
           Pooled common stocks                  14,756,161     131,788,091
           Sealed Air Corporation common
              and preferred stock               (60,469,086)     51,973,538
           W.R. Grace common stock               (1,047,418)      1,291,318
           Participant loans                      1,090,045       8,710,719
                                                -------------  ------------

                Net (decrease) increase in
                  fair value                 $  (52,740,293)   $289,888,280
                                                =============  ============

The increase in fair value by Master Trust investments for 1999 includes approximately $233,000,000 of net assets merged into the Plan on February 1, 1999 from the Cryovac Thrift Plan.

                                                                    (Continued)

                        SEALED AIR CORPORATION THRIFT AND
                            TAX-DEFERRED SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999



The net investment income (loss) from the Master Trust as certified by the Trustee and the Former Trustee for the years ended December 31, 2000 and 1999, respectively, was comprised of the following:

                                              2000            1999
                                          ------------    ------------
Interest and dividends                    $ 20,125,944     $16,751,630
Income on pooled funds                              --         169,711
Net realized and unrealized (loss) gain    (84,922,364)     22,510,866

                                          ------------     -----------
            Master Trust net invest-
               ment (loss) income         $(64,796,420)    $39,432,207
                                          ============     ===========

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan's administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  June 28, 2001                SEALED AIR CORPORATION
                                    THRIFT AND TAX-DEFERRED
                                    SAVINGS PLAN

                                    By:  Sealed Air Corporation,
                                          Plan Administrator

                                    By:  /s/ Jeffrey S. Warren
                                         ----------------------------
                                          Jeffrey S. Warren
                                          Controller
                                          (Authorized Executive Officer
                                          and Chief Accounting Officer)

                                  EXHIBIT INDEX


EXHIBIT NO.       EXHIBIT DESCRIPTION
-----------       -------------------

    23            Consent of KPMG LLP